1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2014
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 25, 2014	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The content of the following information published by Aluminum Corporation of China Limited* on the website of the Shanghai Stock Exchange is set out herein for reference purpose only.

By order of the board of directors
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
25 April 2014

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Wang Jun (Non-executive Director); Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

* For identification purpose only

Stock Code: 601600	Stock Name: Chalco	Announcement No.: lin 2014-014

ALUMINUM CORPORATION OF CHINA LIMITED*
SUPPLEMENTARY ANNOUNCEMENT OF
2013 ANNUAL REPORT

The board of directors of the Company and all its members warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept several and joint responsibility for any misrepresentation or misleading statement contained in or material omission from this announcement.

Disclosures made by the Company to supplement the relevant content of its 2013 annual report as required by the Shanghai Stock Exchange are set out below:

I.	FUTURES AND OPTIONS TRADING

In respect of futures trading, the futures trading held in hand of the Company involved 6 types of goods, i.e. aluminum, copper, zinc, lead, silver and coking coal as at 31 December 2013. The volume and amount of trading in each type are as follows:

A summary of futures contracts held as at 31 December 2013 is set out below:

As at 31 December 2013
	Quantity	Contract value	Market value	Contract maturity
	(tonnes)

Primary aluminum -
Short position	8,875	125,608	124,637	January 2014
Long position	7,850	109,372	109,643	April to June 2014
Copper -
Short position	9,275	468,289	471,606	January to April 2014
Zinc -
Short position	1,300	19,701	19,729	February to March 2014
Lead -
Short position	80	1,151	1,148	January 2014
Silver -
Long position	3,900	16,217	16,130	January to June 2014
Coking coal -
Short position	18,000	19,427	17,424	January to May 2014

The futures business engaged by the Company was only for the hedging purpose, which was used to hedge risks arising from spot trading by offsetting the profit or loss of futures against those of spot trading. In 2013, a total of 7 types of products involved hedging, including aluminum, copper, lead, zinc, gold, silver and coking coal with total net profits from futures and options trading for the year amounting to RMB100 million. As of the end of 2013, the unrealized loss of positions in domestic futures contracts and overseas options contracts of the Company amounted to RMB4,802,000 with a margin of RMB242 million.

In 2013, the maximum amount utilized by the Company from the margin was RMB288 million, less than 10% of RMB53.8 billion, the audited net assets of the Company for 2012, therefore it shall not be subject to separate disclosure or consideration and approval by the board of directors or at the general meetings of the Company.

In respect of option trading, the Company entered into a few of simple option trading for aluminum and copper in London Metal Exchange after comparing the pros and cons of futures price instruments with options price instruments based on the analysis on spot and market conditions. No complex option trading was entered into by the Company. No loss was occurred in closing transactions of options of the Company in 2013. As at 31 December 2013, the principal of the Group's options contracts and fair value changes thereof amounted to RMB1.7 million while the fair value changes of options were recognized as loss in fair value changes.

Measures on hedging management of futures were formulated by the Company to manage the futures trading in strict compliance with those measures. A futures leadership team was established by the management of the Company, in which, the president of the Company serves as team leader and vice president, who is mainly in charge of finance and marketing, serves as deputy team leader while other members comprise persons in charge of departments including marketing and procurement, finance and audit departments. The futures leadership team is responsible for discussion and consideration of material hedging proposals and annual hedging proposal. An office under the futures leadership team is set up in our marketing and procurement department which is in charge of the management of futures business. Annual hedging plans are presented to the Company by its subsidiaries at the beginning of the year, and submitted to the meeting of futures leadership team for consideration after reviewed by marketing and procurement department. Such annual hedging plans will be subsequently printed and distributed to each unit for specific implementation.

II.	RESEARCH AND DEVELOPMENT EXPENSES

The accounting treatments adopted by the Company for research and development expenses in 2013 were consistent with those of previous years. In 2013, research and development expenses of the Company mainly comprise research and development expenses used for the promotion of new structure of cathode steel bar and the magnetohydrodynamics stability technology of electrolysing cell () amounting to RMB764.80 million, research and development expenses used for the 600kA super capacity electrolysing cell (600kA) amounting to RMB144.46 million and research and development expenses used for other projects amounting to RMB399.47 million.

III.	LONG-TERM EQUITY INVESTMENTS IN JIAOZUO WANFANG AND YINXING ENERGY

Pursuant to the stipulations of significant influence on the investee in Article 5 of the Accounting Standards of Business Enterprises No.2 - Long-term Equity Investments issued by the Ministry of Finance of the PRC in 2006, significant influence is the power to participate in the financial and operating policy decisions of an enterprise, but to fail to control or joint control the formulation of such policies together with other parties. Where the investor can exercise significant influence over the investee, the investee is its associate. Article 8 stipulates that "where the investor has long-term equity investments which has joint control or significant influence on the investee, the long-term equity investments should be calculated with equity method in accordance with the requirements of Articles 9 to 13 in this Standard". After the aforementioned non-public offering of shares of Jiaozuo Wanfang in 2013, the Company held 17.75% equity interests thereof. Although the Company lost its control thereon, it was still the largest shareholder of Jiaozuo Wanfang with significant influence on the vote at general meetings. Meanwhile, in accordance with the articles of association of Jiaozuo Wanfang, which were revised after its non-public offering of shares, the Company could nominate five candidates of non-independent directors. Therefore, the Company is of the view that the Company continued to have significant influence on Jiaozuo Wanfang after the aforementioned non-public offering of shares of Jiaozuo Wanfang. Accordingly, the Company used equity method to calculate its equity investments on Jiaozuo Wanfang, which is an associate thereof.

Pursuant to the stipulations of execution of control on the investee in Article 5 of the Accounting Standards of Business Enterprises No.2 - Long-term Equity Investments issued by the Ministry of Finance of the PRC in 2006, control means that the Group has the power to decide an enterprise's financial and operating policies, pursuant to which, the Group can obtain benefits from its operating activities. Where the investor can exercise control over the investee, the investee is a subsidiary of the investor, which shall be deemed as a subsidiary and included in the consolidated financial statements of the investor. Therefore, the cost method required by the Standard shall be used to calculate the long-term equity investments of the investor on its subsidiary, with the equity method to make some adjustments when preparing consolidated financial statements. Ningxia Energy, a subsidiary of the Company, held 28.02% equity interests of Yinxing Energy, and the Company indirectly held 19.84% equity interests of Yinxing Energy through Ningxia Energy. Ningxia Energy is the largest shareholder of Yinxing Energy with the right to appoint five non-independent shareholders out of six in Yinxing Energy. As the balance of equity holdings in Yinxing Energy is disperse and other shareholders have not organized their interests and cannot easily organize themselves in such a way that they exercise more votes than the minority shareholder, the board of directors of the Company is of the view that Ningxia Energy has substantial control over Yinxing Energy, and Yingxing Energy shall be deemed as a subsidiary and included in the consolidated financial statements of Ningxia Energy.

IV.	MAJOR LOSS-MAKING SUBSIDIARIES AND MAIN COUNTERMEASURES TO BE ADOPTED

No.	Name of Company	Net profit for the year 2013
		(RMB'000)

1	Zunyi Aluminum Co., Ltd. ("Zunyi Aluminum")	-518,643
2	Baotou Aluminum Co., Ltd. ("Baotou Aluminum")	-305,760
3	Fushun Aluminum Co., Ltd. ("Fushun Aluminum")	-171,765
4	Shanxi Huasheng Aluminum Co., Ltd. ("Huasheng Aluminum")	-144,231
5	Gansu Hualu Aluminum Co., Ltd. ("Gansu Hualu")	-110,929

The above-mentioned five major subsidiaries are all mainly engaged in producing and selling primary aluminum products. Their losses in 2013 were mainly attributable to the severe overcapacity of the aluminum industry, downturn of market price of the products, relatively high electricity costs as well as relatively large number of older staffs in enterprises. In 2014, the three enterprises of Zunyi Aluminum, Huasheng Aluminum and Gansu Hualu will strive for the directly power purchase policy to lower its electricity costs. Baotou Aluminum will continue to accelerate the construction of its self-owned power plant to lower its electricity costs. Fushun Aluminum will continue to perform the signed directly power purchase agreement. In addition, the above enterprises will deepen their reform and innovation as well as continue to conduct employees allocation optimization and operation transformation, according to the uniform requirements and deployment of the Company to reduce their operating costs.

V.	OPERATING TARGET OF THE COMPANY FOR 2014

In 2014, the instructive output of metallurgic aluminium oxide of the Company is expected to be 13.02 million tonnes and the instructive output of alumina of the Company is expected to be 3.21 million tonnes. In accordance with the production and operation budget and capital expenditure scheme of the Company for the year 2014 and taking into account of the practical situation as well as the debt due to repay, the Company intends to raise funds through issue of debt financing instruments, exploration of bonds and bank financing products, carrying our equity financing through overseas markets and other methods, to ensure the smooth operation of funds and strive for most favourable financing costs with the premise of protecting the security of funds.

The board of directors of
Aluminum Corporation of China Limited*
25 April 2014

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary